UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                   FORM 6-K/A

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                DECEMBER 15, 2004


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________


================================================================================

This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on August 25, 2004

TRADING IN NOVO NORDISK SHARES BY INSIDERS AND CONNECTED PERSONS AS REPORTED TO NOVO NORDISK ON 24 AUGUST 2004

IN ACCORDANCE WITH SECTION 37 OF THE DANISH SECURITIES TRADING ACT, NOVO NORDISK IS REQUIRED ON A DAILY BASIS TO PUBLISH INSIDERS' AND CONNECTED PERSONS' TRADING IN THE NOVO NORDISK SHARE AS REPORTED BY INSIDERS TO NOVO NORDISK, IN CASE NET TRADING FOR THE INSIDERS AND CONNECTED PERSONS AS A GROUP EXCEEDS DKK 50,000.

Please find below a statement of the trading in the Novo Nordisk share by insiders and connected persons as a group as reported to Novo Nordisk.

ID CODE                                         DK001028081

TRADING PERIOD                                  24. AUGUST 2004
NET NUMBER OF SHARES TRADED                     435
VALUE OF NET NUMBER OF SHARES TRADED IN DKK     -966,005
TOTAL SHAREHOLDING, NUMBER OF SHARES            651,305
MARKET VALUE OF TOTAL SHAREHOLDING IN DKK       209,068,905


For definitions and background information please see below.

DEFINITIONS AND BACKGROUND INFORMATION:

WHO ARE INSIDERS AND CONNECTED PERSONS?
Insiders at Novo Nordisk are defined as members of the Board of Directors, members of Executive Management, senior vice presidents and all employees reporting directly to them, all employees in Corporate Legal, Corporate Finance, Investor Relations and Corporate Communications, elected auditors and their deputies as well as certain other employees who by the general counsel have been categorised as insiders. Further, insiders include the following from Novo Nordisk's parent organisation, Novo A/S and the Novo Nordisk Foundation: members of the Board of Directors, members of Executive Management and other employees who have access to inside information re Novo Nordisk, as well as elected auditors. The insider register at Novo Nordisk comprises approximately 500 directors, executives and employees.

This group's reported trading in the Novo Nordisk share also includes trading undertaken by insiders' spouses/cohabitants or children under the age of 18 as well as any company, foundation and/or other businesses controlled by the insider, his/her spouse/cohabitant and/or children under the age of 18 (connected persons). This brings the group to a total of approximately 1,500-2,000 members. If the net value of the daily trading by this group does not exceed DKK 50,000, Novo Nordisk is not obliged to issue a stock exchange announcement on the trading undertaken by the group.

WHAT ARE ID CODE AND SHARES?
The ID code is the code (ISIN) of the Novo Nordisk share on the Copenhagen Stock Exchange. Shares include shares listed on the Copenhagen Stock Exchange and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees.

WHAT IS TRADING PERIOD?
Trading period is the actual period in which the trading of the shares has taken place.

WHAT ARE NET NUMBER OF SHARES TRADED AND VALUE OF NET NUMBER OF SHARES TRADED? The net number of shares traded is the number of shares purchased or otherwise acquired minus the number of shares sold or otherwise disposed of by the insiders and connected persons as a group. The value of the net number of shares traded is the difference between 1) the aggregate value of shares acquired calculated at the actual trading prices for each trade and 2) the aggregate value of shares disposed of calculated at the actual trading prices for each trade. The Danish Central Bank's (Nationalbanken) exchange rate two stock exchange days prior to the date of this announcement has been used for calculating the actual trading price in DKK in case of shares traded on London Stock Exchange and ADRs listed on New York Stock Exchange.

WHAT IS TOTAL SHAREHOLDING?
The total shareholding is the total number of shares held by the insiders and connected persons as a group.

WHAT IS MARKET VALUE OF THE TOTAL SHAREHOLDING?
The market value is the total shareholding of the insiders and connected persons as a group multiplied by the closing share price on the Copenhagen Stock Exchange two stock exchange trading days prior to the date of this announcement.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,800 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                       Investors:

Outside North America:       Outside North America:
Elin K Hansen                Peter Haahr
Tel (direct):                Tel (direct):
(+45) 4442 3450             (+45) 4442 1207

                             Palle Holm Olesen
                             Tel (direct):
                             (+45) 4442 6175

In North America:            In North America:
Susan T Jackson              Christian Kanstrup
Tel (direct):                Tel (direct):
(+1) 609 919 7776           (+1) 609 919 7937


Stock Exchange Announcement No 51 / 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: DECEMBER 15, 2004                       NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer